EXHIBIT 99.1

Magal Security Systems Completes Divestiture of
Integration Solutions Division

Initiates Process to Change Name to Senstar Technologies Ltd.

YEHUD, ISRAEL, July 1, 2021 -- Magal Security Systems, Ltd. (NASDAQ: MAGS), a leading international provider of comprehensive physical, video, and access control security products and solutions, as well as critical site management, announced today the successful completion of its planned divestiture of the Company's Integration Solutions Division and that it has initiated steps to change its name to Senstar Technologies Ltd.

Divestiture of Integration Solutions

As previously announced, Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., has acquired the Company’s Integration Solution Division in a share and asset purchase agreement on June 30, 2021. Magal received $35 million in cash at closing on a cash-free, debt-free basis subject to post-closing working capital and other customary adjustments. The share and asset purchase agreement contains standard representations, warranties, covenants and indemnification provisions. As part of the acquisition, Aeronautics is acquiring Magal's facility in Yehud, Israel.

 Dror Sharon, Chief Executive Officer of Magal, commented, “The closing of this transaction directly supports our strategy of prioritizing opportunities to provide technologically-rich products, solutions and related services in our key verticals of energy, logistics, critical infrastructure and correctional facilities. Operating as a pure product solutions company will increase visibility into our future performance and provide us with incremental opportunities to deliver additional shareholder value. As a standalone business, Senstar has a track record of growth and profitability. We are executing a growth agenda that will leverage that success and scale the business to capture a meaningful share of new market opportunities. Importantly, our balance sheet is stronger post-divestiture and provides us with the flexibility and capacity to invest for organic growth and selectively pursue acquisitions.”

 Mr. Sharon added, “The Integration Solutions Division has a nearly 50-year history of delivering tremendous value to its customers through project-oriented offerings. We commend the division’s leadership team on their accomplishments and commitment to customers worldwide. As an standalone company under Aeronautics Group, the division is more appropriately aligned with the industries that Aeronautics serves and will be better positioned to continue their success.”

Name Change to Senstar Technologies Ltd.

In connection with the completion of the divestiture and the Company’s desire that its name and brand will echo its focus on its products division,  the Company announced that it plans to change its name to Senstar Technologies Ltd. and starting July 1, 2021 to rebrand its activities under the brand name Senstar Technologies. The name change is subject to approval by shareholders.

Mr. Sharon concluded, “Looking ahead, we are singularly focused on developing industry-leading technology solutions for the security industry through our Senstar brand. Senstar is synonymous with quality, innovation and reliability, and we plan to leverage that reputation and name recognition by effecting/implementing a corporate name change and rebranding as Senstar Technologies, Ltd..”

About Magal Security Systems Ltd.

Magal is a leading international provider of comprehensive physical, video, and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries under some of the most challenging conditions. On February 7, 2021, Magal announced the sale of its project division in an asset and shares purchase agreement to Aeronautics Ltd. for approximately $35 million. The closing occurred on June 30, 2021. Following the closing, the Company will focus entirely on security products, both software and hardware, and product-based solutions, with a highly visible and scalable business model through its Senstar brand.

About Senstar

Senstar is a global leader in innovative perimeter intrusion detection systems (PIDS) and intelligent video management (VMS) with advanced video analytics and access control, offering a comprehensive suite of innovative, intelligent, integrated security technologies. Senstar offers a comprehensive suite of proven, integrated technologies that reduce complexity, improve performance and unify support. Senstar, which products are found in thousands of sites including critical infrastructure, logistics, corrections and energy, has been protecting high risk assets for more than 40 years. For more information, visit the Company's website at www.senstar.com.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the impact of the spread of the COVID19 virus and its effect on the Company's operations, the demand for Company's products, global supply chains and economic activity in general.

For more information:
Magal Security Systems Ltd.
Diane Hill
+972-3-539-1421
diane.hill@senstartechnologies.com
www.senstartechnologies.com

IR Contact:
Brett Maas
Managing Partner
Hayden IR
+1 -646 -536 -7331
Brett@HaydenIR.com